Palm City Wines

Profit and Loss
January - December 2021

	TOTAL
Income	
4000 Sales	
4100 Food	778,147.25
4300 Beer	149,082.50
4500 Wine	415,656.90
4800 NA BEV	5,493.50
4900 - Service Fee	15,533.17
4900 Merchandise	4,749.00
Total 4000 Sales	**1,368,662.32**
Total Income	**$1,368,662.32**
Cost of Goods Sold	
5000 Cost of Sales	
5100 Food	
5110 Meat	123,284.26
5120 Seafood	6,827.63
5125 Poultry	1,031.06
5130 Produce	52,365.21
5140 Dairy	37,444.22
5150 Bakery	68,820.86
5160 Grocery	46,933.60
Total 5100 Food	**336,706.84**
5300 Beer	102,485.84
5500 Wine	339,578.25
5801 NA BEV	175.53
5800 Coffee/Tea	1,105.72
5820 Mineral Water	2,444.27
5830 Soda & Juices	1,693.77
Total 5801 NA BEV	**5,419.29**
5900 Merchandise	550.00
Total 5000 Cost of Sales	**784,740.22**
6000 Payroll	
6125 Kitchen Hourly	83,059.73
6225 Wait Staff	92,614.31
6800 Management	137,500.00
6910 Group Insurance	21,459.01
6920 FICA	35,751.92
6930 Federal Unemployment Tax	445.07
6940 State Unemployment Tax	2,596.40
6950 Worker's Compensation	5,882.77

Palm City Wines

Profit and Loss
January - December 2021

	TOTAL
6965 Sick Pay	337.68
Total 6000 Payroll	**379,646.89**
Total Cost of Goods Sold	**$1,164,387.11**
GROSS PROFIT	**$204,275.21**
Expenses	
7000 Controlable Expenses	
7001 Supplies	
7110 Cleaning Supplies	278.25
7120 Packaging Supplies	11,065.50
7125 Menus, Checks & Matches	1,396.63
7140 Operating Supplies	32,151.84
7170 Memberships/Dues	2,778.63
7180 Uniforms	1,601.15
Total 7001 Supplies	**49,272.00**
7200 Outside Services	
7210 Linen	1,435.01
7220 Contract Cleaning	2,918.00
7230 Postage/Messenger	48.35
7240 Flower Displays/Landscape	2,467.50
Total 7200 Outside Services	**6,868.86**
7300 Repairs & Maintainence	
7310 R&M	28,974.22
Total 7300 Repairs & Maintainence	**28,974.22**
7400 Smallwares	
7410 China, Glass & Silver	10,622.07
7430 Kitchenware	14,511.21
Total 7400 Smallwares	**25,133.28**
7500 Utilities	
7510 Electricity	7,226.31
7520 Gas	203.49
7530 Water	3,280.07
7540 Waste Removal	5,137.23
7550 Telephone	1,297.59
7570 Security System	899.25
Total 7500 Utilities	**18,043.94**
7600 Travel & Entertainment	
7610 Meals Research	13,888.17
7620 Auto Related	2,130.07
7630 Travel	931.50
Total 7600 Travel & Entertainment	**16,949.74**

Palm City Wines

Profit and Loss
January - December 2021

	TOTAL
7690 Cash Control	0.00
7700 Comps	3,503.41
Total 7000 Controlable Expenses	**148,745.45**
8000 Non-Controllable Expenses	
8100 Cash & Banking	
8110 Credit Card Discount	48,161.32
8120 Payroll Fees	2,172.67
8130 Bank Fees	622.29
Total 8100 Cash & Banking	**50,956.28**
8200 Administrative Expenses	
8210 Legal Fees	127.50
8225 Accounting/Tax	3,250.00
8230 Consulting Fees	25,754.00
Total 8200 Administrative Expenses	**29,131.50**
Total 8000 Non-Controllable Expenses	**80,087.78**
8500 Occupancy	
8510 Minimum Rent	44,124.00
8515 Equipment Rental	5,497.56
8520 Common Area Maintenance	733.86
8560 Insurance	8,974.09
8570 Licenses, Taxes & Fees	5,435.28
8590 SBA Loans	2,849.47
Total 8500 Occupancy	**67,614.26**
9000 Other Income	-3,900.00
Total Expenses	**$292,547.49**
NET OPERATING INCOME	$ -88,272.28
NET INCOME	$ -88,272.28

Palm City Wines

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	13,379.91
Total Bank Accounts	**$13,379.91**
Other Current Assets	
1200 Pending Deposits	-7,645.35
Total Other Current Assets	**$ -7,645.35**
Total Current Assets	**$5,734.56**
Fixed Assets	
1810 Construction Costs	269,549.21
1820 Architecture/Design	36,587.45
1830 Planning & Permitting	13,611.00
1840 Security Deposit	11,500.00
1850 FF&E	52,083.65
Total Fixed Assets	**$383,331.31**
Other Assets	
1865 Pre Opening Legal	1,714.00
1870 Pre Opening Occupancy	38,705.72
1875 Pre Opening Supplies	5,823.39
1880 Pre Opening Payroll and Benefits	2,970.90
Total Other Assets	**$49,214.01**
TOTAL ASSETS	**$438,279.88**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	26,629.39
Total Accounts Payable	**$26,629.39**
Credit Cards	
XXXX5444 (5444)	13,498.83
Total Credit Cards	**$13,498.83**
Other Current Liabilities	
2200 Accrued Sales Tax - CA	8,557.89
2310 Payroll Payable	12,578.69
2330 Tips Payable	10,650.76
2430 Gift Certificates	8,502.48
2800 SBA Loan	230,875.36
Total Other Current Liabilities	**$271,165.18**

Palm City Wines

Balance Sheet

As of December 31, 2021

	TOTAL
Total Current Liabilities	**$311,293.40**
Total Liabilities	**$311,293.40**
Equity	
3000 Equity	
3100 Member Equity	175,000.00
Total 3000 Equity	**175,000.00**
Retained Earnings	40,258.76
Net Income	-88,272.28
Total Equity	**$126,986.48**
TOTAL LIABILITIES AND EQUITY	**$438,279.88**

Palm City Wines

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-88,272.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	40,250.53
XXXX5444 (5444)	-12,364.14
2200 Accrued Sales Tax - CA	-1,144.16
2310 Payroll Payable	6,715.00
2330 Tips Payable	10,123.18
2430 Gift Certificates	3,446.87
2800 SBA Loan	-17,096.82
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**29,930.46**
Net cash provided by operating activities	**$ -58,341.82**
INVESTING ACTIVITIES	
1810 Construction Costs	-10,356.47
1850 FF&E	-4,433.96
Net cash provided by investing activities	**$ -14,790.43**
NET CASH INCREASE FOR PERIOD	**$ -73,132.25**
Cash at beginning of period	78,866.81
CASH AT END OF PERIOD	**$5,734.56**